Marunouchi 2-chome Building 2-5-1, Marunouchi, Chiyoda-ku, Tokyo 100-8333

February 27, 2012

BY EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated February 3, 2012 to Mizuho Financial Group, Inc.

Dear Ms. Hayes:

Mizuho Financial Group, Inc. (the “Company”) is submitting this letter in connection with the Staff’s review of and comments to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2011 and report on Form 6-K submitted on January 19, 2012, and the Company’s responses to the Staff’s comments, dated September 30, 2011 and February 3, 2012, which were submitted on October 27, 2011 and February 27, 2012 on behalf of the Company by its legal counsel, Simpson Thacher & Bartlett LLP, as well as any subsequent comments the Staff may have to such reports and any response of the Company thereto.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mr. Takahiro Saito of Simpson Thacher & Bartlett LLP at +81-3-5562-6214 (fax: +81-3-5562-6202; email: tsaito@stblaw.com) with any questions.

Ms. Suzanne Hayes

Assistant Director

February 27, 2012

Very truly yours,

/s/ Takeo Nakano
Takeo Nakano
Managing Director / CFO

cc:	Simpson Thacher & Bartlett LLP
Mr. Takahiro Saito